Exhibit 99.1

NEWS RELEASE

Sandstorm Gold Acquires Gold Stream
From Mutiny Gold

Vancouver, British Columbia | December 5, 2012

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that it has entered into a gold stream agreement with Mutiny Gold Ltd. (“Mutiny”) (ASX: MYG) to acquire an amount of gold from the Deflector Project (“Deflector”) located in Western Australia.

Sandstorm has agreed to purchase an amount equal to 15% of the gold produced from Deflector (the “Gold Stream”). Pursuant to this agreement, Sandstorm will make an initial upfront cash payment to Mutiny of US$9 million (the “Initial Deposit”) and will make a future cash remittance of US$29 million (the “Second Deposit”) once Mutiny has received final mine permits for Deflector as well as completed certain funding conditions. In addition, Sandstorm will make ongoing per ounce payments equal to the lesser of US$500 per ounce of gold and the prevailing market price of gold (the “Per Ounce Payments”).  If Deflector produces more than 85,000 ounces of gold in a given year, Sandstorm will make a one-time US$4 million payment to Mutiny (the “Conditional Deposit”). Aside from the Initial Deposit, the Second Deposit, the Per Ounce Payments and the Conditional Deposit, Sandstorm is not required to contribute to any capital, exploration or operating expenditures in respect to Deflector.

“The transaction with Mutiny Gold marks Sandstorm’s first foray into the Australian market which has had very limited exposure to stream financing,” said President & CEO Nolan Watson. “The Deflector Project is expected to be a high-grade, low-cost producer and we believe there is significant exploration upside on the property. Australia has a number of excellent assets and we hope this deal is the first of many in the country.”

Mutiny will have the option, for a period of 36 months from the date of the Second Deposit, to repurchase in whole or in part, up to 50% of the Gold Stream by making a payment equal to the greater of US$24.7 million or the value of 14,472 gold ounces, whereupon the percentage of gold that Sandstorm is entitled to purchase shall be decreased from 15% to 7.5%.

If Mutiny subsequently discovers and develops an additional mine within a defined area outside of the area subject to the Gold Stream, Sandstorm has the right, but not the obligation, to purchase 15% of the gold produced at a per ounce price of US$500 in exchange for Sandstorm paying 15% of the capital expenditures incurred for the development.

About Deflector

Deflector is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012, projects 55,000 ounces of annual gold production at Deflector over a 7.5 year mine life. Production will begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility. The facility is being upgraded and will include a floatation circuit as well as a revamped mill and gravity circuit, providing plant capacity of 480,000 tonnes per year for oxide and transition ore during the first two years of production and 380,000 tonnes per year for primary ore thereafter.

Deflector JORC-compliant Resource – November 2012

Classification	Tonnes	Au (g/t)	Au (oz)	Cu (%)	Cu (t)	Ag (g/t)	Ag (oz)	Au Eq (oz)
Measured	1,164,000	6.0	223,000	1.5	17,000	10.9	407,000	310,000
Indicated	1,043,000	7.3	246,000	0.6	7,000	4.2	140,000	279,000
Measured & Indicated	2,207,000	6.6	468,000	1.1	24,000	7.7	547,000	589,000
Inferred	658,000	5.8	122,000	0.5	3,000	3.9	82,000	140,000
Totals	2,865,000	6.4	591,000	0.9	27,000	6.8	629,000	729,000

-The gold equivalence calculation represents total metal value for each metal assuming 100% recovery, summed and expressed in equivalent gold grade or ounces.
-The AUD metal prices used in the calculation were $1,700/oz Au, $8,000/t Cu, $27.0/oz Ag.
-Totals may appear incorrect due to appropriate rounding

Deflector JORC-compliant Reserves – November 2012

Classification	Tonnes	Au (g/t)	Au (oz)	Cu (%)	Cu (t)	Ag (g/t)	Ag (oz)	Au Eq (oz)
Proven	1,253,000	4.7	187,000	1.2	15,000	8.4	339,000	213,000
Probable	1,091,000	5.1	179,000	0.5	4,000	2.9	102,000	202,000
Totals	2,344,000	4.9	367,000	0.8	19,000	5.9	441,000	415,000

-The gold equivalence calculation represents total metal value for each metal assuming 100% recovery, summed and expressed in equivalent gold grade or ounces.
-The AUD metal prices used in the calculation were $1,700/oz Au, $8,000/t Cu, $27.0/oz Ag.
-Totals may appear incorrect due to appropriate rounding.

Shane McLeay, Principal Consultant to Mutiny, FAusIMM, B. Eng, Mining of Entech Pty Ltd., is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

For more information on Deflector, visit the Mutiny Gold website at http://www.mutinygold.com.au.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital. In return, Sandstorm receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of nine gold streams, five of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Colossus Minerals Inc., Donner Metals Ltd., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm”  in Sandstorm’s annual report for the financial year ended December 31, 2011 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Sandstorm Gold Ltd.
Nolan Watson, President & Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange)
accepts responsibility for the adequacy or accuracy of this release.